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MAR 03 2021

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-20052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 CLAIREMONT AVENUE
(No. and Street)

DECATUR	GEORGIA	30030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. BRUCE CHURCH (404) 378-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPA'S PC
(Name – *if individual, state last, first, middle name*)

3535 ROSWELL ROAD, SUITE 32	MARIETTA	GEORGIA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. BRUCE CHURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCH, GREGORY, ADAMS SECURITIES CORPORATION, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANNA D TREY BRYSON
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 09, 2022
WALTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Church Gregory Adams, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Church Gregory Adams, Inc. (The Company) as of December 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Church Gregory Adams, Inc.'s management. Our responsibility is to express an opinion on Church Gregory Adams, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Church Gregory Adams, Inc.'s financial statements. The supplemental information is the responsibility of Church Gregory Adams, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2013.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2020
ASSETS		
Cash & Cash Equivalents (Including $42,368 in money market funds)	$	69,471
Securities Owned at Fair Value (Note C)		187,019
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $8,784		0
TOTAL ASSETS	$	256,490
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$	5,000
Deferred Tax (Note A)		16,722
TOTAL LIABILITIES	$	21,722
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $1 par Value, 50,000 Shares Authorized, 19,800 Shares Issued and Outstanding	$	19,800
Retained Earnings		214,968
TOTAL SHAREHOLDER'S EQUITY	$	234,768
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	256,490

The Accompanying Notes are an Integral Part of these Financial Statements

Exhibit B

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF OPERATIONS

		Year Ended December 31, 2020
REVENUE		
Mutal Fund and Advisory income	$	105,257
Unrealized Gain on securities owned		3,117
Interest and dividend income		3,959
Total Revenue	$	112,333
COSTS AND EXPENSES		
Compensation	$	36,000
Occupancy		40,000
Communications		9,021
Other		21,336
Total Costs and Expenses	$	106,357
Income Before Income Tax Provision	$	5,976
Income Tax Provision (Note A)		(623)
Net Income	$	5,353

The Accompanying Notes are an Integral part of these Financial Statements.

Exhibit C

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Shares	Stock Amount	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2019	19,800	$ 19,800	$ 209,615	$ 229,415
Net Income			$ 5,353	$ 5,353
BALANCE - December 31, 2020	19,800	$ 19,800	$ 214,968	$ 234,768

The Accompanying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,353
Adjustments to reconcile Net Loss to Net Cash provided (used) in operating activities:		
Increase in Commissions Payable		5,000
Deferred Tax		623
Unrealized Loss on securities owned		(3,117)
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,859
NET INCREASE IN CASH AND CASH EQUIVALENTS		7,859
CASH & CASH EQUIVALENT AT BEGINNING OF YEAR		61,612
CASH & CASH EQUIVALENT AT END OF YEAR	$	69,471

The Accompanying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") a Georgia Corporation was formed October 8, 1975, primarily for the purpose of qualifying and operating as a Broker-Dealer of Limited Partnership interest in real estate partnerships and other securities. The company is registered with the Securities and Exchange Commission and various States' securities commissions and is a member of FINRA. Pursuant to the registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities for funds for customers.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within is scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include:

a. Investment Advisory

b. Interest and dividend income

c. Mutual fund and 12b-1 fees

The company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and money investments. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Securities Owned: Securities owned are carried at fair value in accordance with FASB ASC 820, fair value measurements.

Realized gains and losses on disposition are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities is based on the difference between cost basis and fair value of each security.

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs that derived principally from or corroborated by observable market data.
Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are common stocks of publicly traded companies and are considered Level 1 investments.

Furniture and Office Equipment: Furniture and Office Equipment are recorded at cost and depreciated over a five year estimated useful life using accelerated methods.

Customer Concentrations: Two customers represent 87% of total assets under management and 52% of revenue.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue code and accounts for income taxes using the assets and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes.*

Management does not believe there are any uncertain tax positions as defined by the FASB ASC 740, *Accounting for Income Taxes.*

Deferred taxes at December 31, 2020 arise primarily from differences in income using the cash basis of accounting for the tax return and generally accepted accounting for book income. The Company also has net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are covered or settled.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred Taxes
The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax provisions are as follows:

	2020		
	Total	Deferred	Current
Federal	$436	$436	$0
State	$ 187	$187	$0
	$623	$623	$0

Deferred Tax Liabilities as of December 31, 2020 consist of $16,722 arising from unrealized gains on investment.

Date of Management Review: The Company management has evaluated events and transactions from potential recognition or disclosure in the financial statements through February 15, 2021, the date as of which the financial statements were issued.

The Company is evaluating new accounting standards and will implement as required.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE B – RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a pro rata basis. The terms are month-to-month. During 2020, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $20,000 in lieu of office rent. This is included in occupancy on the Statement of Operations.

The Company reimbursed it's affiliate for clerical assistance the amount of $20,000 in 2020. The amount is based on estimated time spent on the Broker/Dealer as per terms of the expense sharing agreement. This amount is included in occupancy on the Statement of Operations.

The Company periodically accrues and pays compensation to its owner on a discretionary basis. Amounts paid to the owner during 2020 aggregated $36,000.

NOTE C – SECURITIES OWNED

At December 31, 2020, securities owned consisted of publicly traded common stocks with a fair value of $187,019, a cost of $103,408 and an unrealized gain of $83,611.

NOTE D – NET OPERATING LOSS

As of December 31, 2020, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $992. The loss carryforwards are due to expire in the year 2034.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform new Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2020 the Company had net capital of $197,662 which was $147,662 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital was .1099 to 1 at December 31, 2020.

NOTE F – REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees:

The company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Mutual Fund (pooled investment vehicles) and 12b-1 fees:

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE G – CONTINGENCIES

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

SCHEDULE 1

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2020

Computation of Net Capital:

Total Stockholder's Equity from Balance Sheet	$	234,768
Less non-allowable assets		-
Net capital before haircuts and undue concentrations	$	234,768
Less haircuts on money market funds		847
Less haircuts on marketable securities		28,053
Less undue concentrations on marketable securities		8,206
Net Capital	$	197,662

Computation of Aggregate Indebtedness:		
Liabilities	$	21,722
Percent of aggregate indebtedness to net capital		11%
Basic Net Capital Requirement:		
Net Capital (above)		197,662
Minimum net capital requirement		50,000
Excess net capital	$	147,662

*Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of Form X-17a-5 as of December 31, 2020.

SCHEDULE II

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The company is exempt from compliance with Rule 15C3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. The company does not carry security accounts for Customers or performs custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2020.

SCHEDULE III

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15C3-3 under The Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

goldman & COMPANY, CPAS

February 15, 2021

To The Shareholder of
Church, Gregory, Adams Securities Corporation

In connection with our audit of the financial statements and supplemental information of Church, Gregory, Adams Securities Corporation for the year ended December 31, 2020 and have issued our report thereon dated February 15, 2021. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. **As described in Note 1, the Company changed accounting policies related to Revenue Recognition by adopting FASB Accounting Standard ASU 2014-09, *Revenue from Contracts with Customers and all subsequent amendments (collectively ASC 606)*, in 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.**

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Church, Gregory, Adams Securities Corporation in its 2020 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was:

> **Shared expenses are allocated between the Company and related parties. These allocations are estimated based on time spent on Company's business and are adjusted annually. Rent is paid to its related party based on market rates.**
>
> We evaluated the key factors and assumptions used to develop the expense sharing amounts in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. **We noted no significant unusual transactions during our audit.**

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. **We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.**

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

We believe the quality of the financial reporting is adequate for the size and complexity of the company.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. **There were no misstatements identified during the audit.**

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. **We are pleased to report that no disagreements with management arose during the course of our audit.**

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules 1, 2 and 3 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Church, Gregory, Adams Securities Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2020

We, as members of management of Church, Gregory, Adams Securities Corporation (the Company) are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15C3-3: (k) (the "exemption provisions". Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15C3-3(k) under which the Company claimed an exemption from 17 C.F. R. 240.15C3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company is exempt from the provisions of 17 C.F. R. 240.15C3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, Customers.

Church, Gregory, Adams Securities Corporation

______________________________ Date: Jan 28, 2021

D. Bruce Church, President